UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 12)

Inter-Tel (Delaware), Incorporated
(Name of Issuer)
Common Stock
(Title of Class of Securities)
458372109
(CUSIP Number)
Steven G. Mihaylo P.O. Box 19790 Reno, Nevada 89511 (775) 338-4699
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
Copies to: Brian J. McCarthy, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 300 South Grand Avenue Los Angeles, California 90071 (213) 687-5000 November 8, 2006
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. Steven G. Mihaylo I.R.S. Identification Nos. of above persons (entities only). Not applicable.
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (A) [ X ] (B) [ ]
3.	SEC Use Only
4.	Source of Funds (see Instructions) OO, BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [__]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,189,748
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 5,189,748
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,189,748
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) [__]
13.	Percent of Class Represented by Amount in Row 11 19.4%
14.	Type Of Reporting Person (See Instructions) IN

CUSIP No. 458372 109

1.	Names of Reporting Persons. Vector Capital Corporation I.R.S. Identification Nos. of above persons (entities only). 94-3311525
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (A) [ X ] (B) [ ]
3.	SEC Use Only
4.	Source of Funds (see Instructions) OO, BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [__]
6.	Citizenship or Place of Organization State of Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None*
	8.	Shared Voting Power None*
	9.	Sole Dispositive Power None*
	10.	Shared Dispositive Power None*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person None*
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) [_X_]*
13.	Percent of Class Represented by Amount in Row 11 0*
14.	Type Of Reporting Person (See Instructions) CO

*Vector Capital Corporation affirms membership in a “group” for purposes of Section 13(d) and 13(g) of the Securities Exchange Act of 1934, as amended, with Steven G. Mihaylo, but disclaims beneficial ownership of the shares of the Issuer’s Common Stock beneficially owned by Mr. Mihaylo.

This Amendment No. 12 amends and supplements the Schedule 13D, dated March 3, 2006 (the “Original Schedule 13D”), and filed by Steven G. Mihaylo (“Mr. Mihaylo”) with the Securities and Exchange Commission (the “SEC”) on March 6, 2006, as amended by Amendment No. 1 thereto, dated April 10, 2006 and filed by Mr. Mihaylo with the SEC on April 10, 2006 (“Amendment No. 1”), Amendment No. 2 thereto, dated April 21, 2006 and filed by Mr. Mihaylo with the SEC on April 21, 2006 (“Amendment No. 2”), Amendment No. 3 thereto, dated May 8, 2006 and filed by Mr. Mihaylo with the SEC on May 8, 2006 (“Amendment No. 3”), Amendment No. 4 thereto, dated May 18, 2006 and jointly filed by Mr. Mihaylo and Vector Capital Corporation (“Vector”) with the SEC on May 18, 2006 (“Amendment No. 4”), Amendment No. 5 thereto, dated June 15, 2006 and jointly filed by Mr. Mihaylo and Vector with the SEC on June 15, 2006 (“Amendment No. 5”), Amendment No. 6 thereto, dated June 29, 2006 and jointly filed by Mr. Mihaylo and Vector with the SEC on June 29, 2006 (“Amendment No. 6”), Amendment No. 7 thereto, dated July 28, 2006 and jointly filed by Mr. Mihaylo and Vector with the SEC on July 28, 2006 (“Amendment No. 7”), Amendment No. 8 thereto, dated August 21, 2006 and jointly filed by Mr. Mihaylo and Vector with the SEC on August 21, 2006 (“Amendment No. 8”), Amendment No. 9 thereto, dated August 22, 2006 and jointly filed by Mr. Mihaylo and Vector with the SEC on August 23, 2006 (“Amendment No. 9”), Amendment No. 10 thereto, dated August 25, 2006 and jointly filed by Mr. Mihaylo and Vector with the SEC on August 25, 2006 (“Amendment No. 10”), and Amendment No. 11 thereto, dated October 24, 2006 and jointly filed by Mr. Mihaylo and Vector with the SEC on October 25, 2006 (“Amendment No. 11”, and, collectively with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9 and Amendment No. 10, the “Schedule 13D”), with respect to the common stock, par value $0.001 per share (“Common Stock”), of Inter-Tel (Delaware), Incorporated, a Delaware corporation (“Inter-Tel” or the “Company”), formerly known as Inter-Tel, Incorporated, an Arizona corporation. Capitalized terms used but not defined herein shall have the respective meanings set forth in the Schedule 13D.

Item 4.	Purpose of Transaction.

The response to Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following paragraphs at the end of such Item 4:

On November 8, 2006, Mr. Mihaylo and Vector withdrew their offer for the acquisition of the Company. A copy of the letter to the Board of Directors of the Company withdrawing their offer is attached hereto as Exhibit 33 and is incorporated herein by reference.

Also on November 8, 2006, Mr. Mihaylo and Vector issued a press release announcing the withdrawal of their offer. A copy of the press release is attached hereto as Exhibit 34 and is incorporated herein by reference.

Mr. Mihaylo and Vector are reviewing their alternatives with respect to the Company and have not decided on their future actions, if any, with respect to any of the matters specified in clauses (a) through (i) of Item 4 of Schedule 13D. Mr. Mihaylo and Vector have previously agreed with the Company that, prior to December 31, 2006, other than by evaluating and making a Mihaylo Proposal, they will not acquire or propose to acquire, directly or directly, whether by purchase, tender or exchange offer, through the acquisition of control of another person, by joining a partnership, syndicate or other group or otherwise, any shares of Common Stock. Mr. Mihaylo and Vector noted their belief that the due diligence they previously conducted on the Company is now out-dated and that more recent data may not support the prices previously offered for the Company.

Mr. Mihaylo and Vector will continue to evaluate on an ongoing basis Inter-Tel’s financial condition, business, operations and prospects, capital structure, competitive and strategic matters, management, market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions and other factors. Based on their evaluation, Mr. Mihaylo and Vector may, subject to their agreement with the Company noted above, acquire additional shares of Common Stock. Alternatively, Mr. Mihaylo may dispose of shares of Common Stock, and Mr. Mihaylo and Vector reserve the right to change their intentions and plans at any time, as they deem appropriate.

Item 7.	Material to be Filed as Exhibits.

The response to Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following at the end of such Item 7:

Exhibit 33:	Letter from Steven G. Mihaylo and Vector Capital Corporation to the Board of Directors of Inter-Tel (Delaware), Incorporated dated November 8, 2006.

Exhibit 34:	Press release issued by Steven G. Mihaylo and Vector Capital Corporation dated November 8, 2006.

Exhibit 35:	Joint Filing Agreement between Vector Capital Corporation and Steven G. Mihaylo dated May 18, 2006 (incorporated by reference to Exhibit 7 to the Schedule 13D).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 8, 2006

/s/ Steven G. Mihaylo

STEVEN G. MIHAYLO

VECTOR CAPITAL CORPORATION

By: /s/ Christopher G. Nicholson

Name:	Christopher G. Nicholson
Its:	Authorized Signatory

EXHIBIT INDEX

The Exhibit Index is hereby amended and supplemented by adding the following at the end of such Exhibit Index:

Exhibit 33:	Letter from Steven G. Mihaylo and Vector Capital Corporation to the Board of Directors of Inter-Tel (Delaware), Incorporated dated November 8, 2006.

Exhibit 34:	Press release issued by Steven G. Mihaylo and Vector Capital Corporation dated November 8, 2006.

Exhibit 35:	Joint Filing Agreement between Vector Capital Corporation and Steven G. Mihaylo dated May 18, 2006 (incorporated by reference to Exhibit 7 to the Schedule 13D).